Exhibit 21.1

List of Subsidiaries of Nano Nuclear Energy Inc.

Name of Subsidiary	State/ Jurisdiction of Incorporation
HALEU Energy Fuel Inc.	Nevada
American Uranium Inc.	Nevada
Advanced Fuel Transportation Inc.	Nevada
Nano Nuclear Space Inc.	Nevada
Kronos MMR Inc.	Nevada
LOKI MMR Inc.	Nevada